Exhibit 99.1

Press Release Brussels / 26 October 2017 / 7.00am CET

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Except where otherwise stated, the comments below are based on organic figures and refer to 3Q17 and 9M17 versus the same period of last year. For a description of the reference base and important disclaimers please refer to pages 13 and 14.

Anheuser-Busch InBev reports Third Quarter and

Nine Months 2017 Results

HIGHLIGHTS

•

Revenue: Revenue grew by 3.6% in 3Q17, with revenue per hl growth of 5.0%. On a constant geographic basis, revenue per hl grew by 5.4%, driven by revenue management initiatives and continued premiumization. In 9M17, revenue grew by 4.1% with revenue per hl growth of 4.5%. On a constant geographic basis, revenue per hl grew by 4.6%.

•

Volume: Total volumes declined by 1.2% in 3Q17, with our own beer volumes down by 1.5%. Continued strong growth in Mexico, Argentina, and Africa was more than offset by soft shipment volumes in the US, primarily driven by the substantial weather impact in many parts of the country, and Brazil. In 9M17, total volumes declined by 0.3% with own beer volumes up 0.1%.

•

Global Brands: Combined revenues of our three global brands, Budweiser, Stella Artois and Corona, grew by 1.6% in 3Q17 and by 7.3% in 9M17. Budweiser revenues declined by 2.2%, with 4.4% growth in revenues outside of the US led by Brazil, South Korea and Chile. Stella Artois revenues grew by 0.9%, driven mainly by continued growth in Argentina and Brazil. Corona revenues grew by 9.6% with 11.2% growth in revenues outside of Mexico, with strong growth in China, Colombia and Ecuador.

•

Cost of Sales (CoS): CoS decreased by 1.9% in 3Q17 and by 0.5% on a per hl basis, driven by synergy capture as well as favorable emerging market exchange rates. On a constant geographic basis, CoS per hl was flat in 3Q17. In 9M17, CoS increased by 2.0%, by 2.5% on a per hl basis, and by 2.8% on a constant geographic basis.

•

EBITDA increased by 13.8% in 3Q17, driven by revenue growth and continued synergy capture. EBITDA margin increased by 353 bps to 38.9% in 3Q17. In 9M17, EBITDA grew by 10.7% with EBITDA margin expanding by 230 bps to 38.0%.

•

Net finance results: Net finance costs (excluding non-recurring net finance costs) decreased from 1 226 million USD in 3Q16 to 1 135 million USD in 3Q17 predominantly due to a mark-to-market gain of 240 million USD in 3Q17, linked to the hedging of our share-based payment programs, compared to a loss of 57 million USD in 3Q16, resulting in a swing of 297 million USD. Net finance costs were 4 255 million USD in 9M17 compared to 3 171 million USD in 9M16.

•

Income taxes: Income tax in 3Q17 was 1 494 million USD compared to an income tax expense of 225 million USD in 3Q16. The normalized effective tax rate (ETR) was 16.7% in 3Q17, compared to a normalized ETR of 11.7% in 3Q16. The normalized ETR was 19.1% in 9M17, up from 18.2% in 9M16.

•

Profit: Normalized profit attributable to equity holders of AB InBev was 2 582 million USD in 3Q17 compared to 1 363 million USD in 3Q16, driven by the organic increase in EBITDA and lower net finance costs, partly offset by higher income tax expenses. Normalized profit attributable to equity holders of AB InBev was 5 913 million USD in 9M17, compared to 3 934 million USD in 9M16.

•	Earnings per share (EPS): Normalized EPS increased to 1.31 USD in 3Q17 from 0.83 USD in 3Q16, primarily due to higher profits. Normalized EPS increased to 3.00 USD in 9M17 from 2.40 USD in 9M16.

•	Interim Dividend: The AB InBev board has approved an interim dividend of 1.60 EUR per share for the fiscal year 2017. Details of ex-coupon, record and payment dates are shown on page 12.

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•

Combination with SAB: The business integration continues to progress well, with synergies and cost savings of 336 million USD captured during 3Q17. We are updating our 2.8 billion USD synergy and cost savings expectation to 3.2 billion USD on a constant currency basis as of August 2016.

Figure 1. Consolidated performance (million USD)
	3Q16 Reported	3Q16 Reference Base	3Q17	Organic growth
Total Volumes (thousand hls)	121 027	162 944	161 045	-1.2%
AB InBev own beer	111 070	134 913	132 725	-1.5%
Non-beer volumes	9 158	27 241	27 085	-0.9%
Third party products	798	790	1 234	24.9%
Revenue	11 109	14 210	14 740	3.6%
Gross profit	6 716	8 511	9 194	7.1%
Gross margin	60.5%	59.9%	62.4%	208 bps
Normalized EBITDA	4 032	5 039	5 733	13.8%
Normalized EBITDA margin	36.3%	35.5%	38.9%	353 bps
Normalized EBIT	3 214	3 995	4 681	17.6%
Normalized EBIT margin	28.9%	28.1%	31.8%	382 bps

Profit attributable to equity holders of AB InBev	557		2 055
Normalized profit attributable to equity holders of AB InBev	1 363		2 582

Earnings per share (USD)	0.34		1.04
Normalized earnings per share (USD)	0.83		1.31

	9M16	9M16	9M17	Organic
	Reported	Reference Base		growth
Total Volumes (thousand hls)	340 803	456 441	466 595	-0.3%
AB InBev own beer	309 950	381 022	380 938	0.1%
Non-beer volumes	28 461	73 099	82 217	-2.9%
Third party products	2 392	2 319	3 440	17.7%
Revenue	31 315	39 736	41 844	4.1%
Gross profit	18 920	23 973	25 624	5.4%
Gross margin	60.4%	60.3%	61.2%	77 bps
Normalized EBITDA	11 505	14 385	15 895	10.7%
Normalized EBITDA margin	36.7%	36.2%	38.0%	230 bps
Normalized EBIT	9 129	11 374	12 741	13.0%
Normalized EBIT margin	29.2%	28.6%	30.4%	245 bps

Profit attributable to equity holders of AB InBev	842		4 963
Normalized profit attributable to equity holders of AB InBev	3 934		5 913

Earnings per share (USD)	0.51		2.52
Normalized earnings per share (USD)	2.40		3.00

Figure 2. Volumes (thousand hls)
	3Q16	Scope	Organic	3Q17	Organic growth
	Reference		growth		Total	Own beer
	Base				Volume	volume
North America	31 912	137	-1 939	30 109	-6.1%	-6.2%
Latin America West	27 152	-21	881	28 012	3.2%	3.4%
Latin America North	28 947	6	-1 010	27 943	-3.5%	-4.1%
Latin America South	7 478	-	333	7 811	4.5%	6.8%
EMEA	35 898	240	- 310	35 828	-0.9%	-0.5%
Asia Pacific	31 103	-91	24	31 037	0.1%	-0.5%
Global Export and Holding Companies	455	- 172	21	304	7.4%	7.4%
AB InBev Worldwide	162 944	100	-2 000	161 045	-1.2%	-1.5%

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	9M16	Scope	Organic	9M17	Organic growth
	Reference		growth		Total	Own beer
	Base				Volume	volume
North America	90 351	348	-3 433	87 265	-3.8%	-3.9%
Latin America West	79 686	-71	1 585	81 200	2.0%	2.0%
Latin America North	85 869	1	-1 377	84 493	-1.6%	0.0%
Latin America South	22 297	-	1 333	23 630	6.0%	9.1%
EMEA	93 617	11 681	156	105 454	0.2%	1.5%
Asia Pacific	83 265	- 111	450	83 605	0.5%	0.3%
Global Export and Holding Companies	1 357	- 509	101	948	11.9%	11.9%
AB InBev Worldwide	456 441	11 339	-1 185	466 595	-0.3%	0.1%

MANAGEMENT COMMENTS

Our business continued to deliver solid results this quarter. Revenue grew by 3.6%, driven by revenue management and premiumization initiatives enhanced by our three global brands’ performances, especially outside of their home markets.

Our EBITDA growth rate accelerated, up by 13.8% in 3Q17 and by 10.7% in 9M17, driven by solid top-line growth and disciplined cost management including synergy capture.

We are also very proud of the 164 awards, of which 52 are gold medals, won at major beer competitions by AB InBev this year to date. Our most awarded brewery so far this year is 4 Pines from Australia, with an amazing 39 awards. We believe our impressive portfolio of high quality beers is key in enabling us to grow the global beer category.

On 11 October 2017, we celebrated the first anniversary of our combination with SAB. We came together, learned from one another, and grew into a better, stronger company. Our integration continues to progress well, and as a result we have further increased our synergy guidance by 400 million USD to 3.2 billion USD, to be delivered within the same four year period following the close of the combination (by October 2020). These incremental synergies will be derived predominately from Best Practice Sharing and Procurement/Engineering Savings.

As we enter the final months of the year, we will continue to push ourselves toward a strong finish. We have plenty of opportunities ahead of us, and look forward with excitement to further building on our dream of bringing people together for a better world.

United States

We estimate that industry STRs in the United States declined by 1.7% in 3Q17 and by 1.3% in 9M17. Our own STRs were down 3.4% in the quarter and down 3.1% in 9M17, while our STWs were down 6.4% in the quarter and down 4.0% in 9M17. The gap between STWs and STRs is attributable to disruptions from major hurricanes in Texas and Florida, but we expect this gap to be reduced in 4Q17 as STWs and STRs tend to converge on a full year basis. Our revenues, which are based on our STWs, decreased by 5.6% in 3Q17 and by 2.8% in 9M17. Revenue per hl grew by 0.9% in 3Q17 and by 1.3% in 9M17.

Our Above Premium brand portfolio accelerated this quarter, gaining approximately 50 bps of total market share (40 bps in 9M17). Michelob Ultra grew volumes by double-digits and was the top share gainer in the US for the tenth consecutive quarter, achieving the highest quarterly share gain in the past five years. Stella Artois had another strong quarter, as one of the top three fastest growing import brands on an STR basis, and our craft portfolio continues to gain share of segment.

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The Premium and Premium Light segments continue to underperform the industry. Budweiser and Bud Light market share declined by 45 and 95 bps this quarter, respectively.

Budweiser’s “American Summer” campaign and the return of the “America” packaging contributed to upward trends in brand health and led to Budweiser becoming the leading brand in the industry in ad awareness and consideration growth in 3Q17. We plan to leverage this momentum into the fourth quarter, when we will bring a seasonal Budweiser variant that celebrates the repeal of Prohibition with one of our heritage recipes.

In 3Q17, we launched Bud Light’s new Quality campaign and an array of new content tied to the Friendship platform, which was well-received by consumers and positively impacted brand equity. We have been customizing content to identify with consumers at a more local level, and as we see improvement in activated markets, we will continue to expand the program.

Our Value brand portfolio, led by the Busch brand family, also performed well this quarter.

We are driving the momentum behind our SpikedSeltzer and Teavana brands, as we expand our portfolio beyond traditional beer. Teavana is now the number one super premium ready-to-drink tea in the markets where we launched earlier this year, and SpikedSeltzer continues to grow share and volume.

Overall, we estimate a decline in total market share of approximately 80 bps in 3Q17, representing a sequential improvement on 2Q17 and in line with 9M17. Our market share remains under pressure while we continue to balance the share and profitability equation. However, we are encouraged by the share growth of our Above Premium brands, as well as the improved responses to the new content in our marketing campaigns. Our premiumization strategy and tight cost management enabled the continued expansion of our gross profit margin, which grew by 94 bps to 62.0%, as well as the delivery of EBITDA margin expansion of 211 bps to 42.2% in the quarter, the highest level in thirteen quarters. However, the hurricanes accounted for an estimated 2 pp reduction to EBITDA growth in the quarter, resulting in an EBITDA decline of 0.7% versus 3Q16. In 9M17, EBITDA grew by 0.7% with EBITDA margin expansion of 145 bps to 41.6%.

Mexico

Our business in Mexico continued to perform well in the quarter, with double-digit revenue growth driven by mid-single digit volume and revenue per hl growth, in line with the year to date performance, despite the negative impact of the earthquakes that hit Mexico during the month of September.

Victoria and Corona Extra each secured growth in the core segment, while Bud Light and the Modelo Family converted high consumer engagement on special occasions into volume growth in the core plus segment. With respect to our global brand portfolio, we continue to sharpen the premium positioning of Budweiser, while Stella Artois benefitted from continued communication surrounding food pairing.

EBITDA grew by 8.3% in Mexico in 3Q17, with margin compression of 110 bps to 42.7%. As in previous quarters, operating leverage was constrained by the impact of currency devaluation on our CoS as well as elevated distribution costs caused by the combined effect of a 30% increase in fuel costs at the beginning of the year and pressure on the production grid to meet regional and global demand. In 9M17, EBITDA grew by 9.3% with margin contraction of 18 bps to 42.7%.

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Colombia

In Colombia, our revenue grew by 6.7% in 3Q17, driven by revenue per hl growth of 6.6%. Our non-beer volumes performed very well, growing by 10.3%, due to a favorable comparable and enhanced by a successful national promotion of Pony Malta. Our beer volumes declined by 1.4%, as the macroeconomic environment remains challenging with consumer confidence and real disposable income under continued pressure.

The Aguila brand performed well this quarter, with a new “Days of Soccer” campaign focused on driving consumption on weekday occasions as well as the launch of a new equity campaign. Our local premium brand, Club Colombia, also had a strong quarter as a result of successful brand variants such as Trigo and Oktoberfest. Our global brands continued their rapid growth, with Corona leading the way and becoming the country’s biggest international premium brand by volume.

Our EBITDA in Colombia grew by 4.7% in 3Q17, with margin contraction of 95 bps. This result was driven by top-line growth and synergy capture, partially offset by the phasing of sales and marketing investments as well as the release of certain provisions in the prior year. In 9M17, EBITDA grew by 4.6% with margin expansion of 132 bps.

Brazil

In Brazil, our revenue grew by 8.6% in 3Q17 with net revenue per hl growth of 13.1% and a volume decline of 4.0%. Beer volumes were down by 5.4% in the quarter, impacted by an industry that is still in recovery and by the fact that in the prior year, price increases were delayed until the fourth quarter, creating a difficult comparable.

In 9M17, revenue increased by 2.0% with net revenue per hl growth of 4.0% and a volume decline of 1.9%. Beer volumes were down by 1.1%, outperforming the industry thus far this year.

Revenue per hl growth was aided by double-digit growth in our high end portfolio with continued strong growth in all three global brands, especially Budweiser. With respect to our local brands, the core plus portfolio also grew by double-digits, led by Brahma Extra and Bohemia. Our Brazilian portfolio received the most awards of any of our markets at the World Beer Awards in the UK during the quarter, reinforcing the quality credentials of our national beers.

Our revenue management initiatives implemented during 3Q17 contributed to the increase in net revenue per hl that, along with an improved cost performance, translated into EBITDA growth of 14.5%. Strong EBITDA growth in our beer business partly offset by an EBITDA decline in our non-beer business, which was heavily impacted by commodity price escalation in the quarter. We retain our previous guidance for a flattish to low single digit increase in CoS per hl in the second half of 2017. Our EBITDA margin expanded by 201 bps to 39.0% in 3Q17. In 9M17, our EBITDA declined by 9.5%, with margin contraction of 496 bps to 39.0%.

We believe that the revenue growth achieved this quarter signals a return to sustainable growth from a strengthened market position in our beer business. We remain cautiously optimistic about the Brazilian economy, and are confident in our commercial plans and our ability to accelerate EBITDA growth and margin recovery for the balance of the year.

South Africa

Our beer revenues in South Africa grew by 3.9% in 3Q17, with revenue per hl growth of 6.6% partially offset by beer volume declines of 2.5%. This decline primarily resulted from the phasing of inventory

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levels between 2Q17 and 3Q17 due to the timing of our price increases. In 9M17, revenue grew by 7.5% with revenue per hl growth of 5.3% and beer volume growth of 2.1%.

Our high end portfolio continued to deliver strong growth in Stella Artois and Corona, and we recently began seeding Budweiser into the market to complete our global brand portfolio in South Africa. Castle Lite performed well this quarter with volumes growing by double-digits, as the brand focuses on growing the in-home consumption occasion heading into the summer season. Flying Fish also continues to perform extremely well, targeting mixed gender occasions and launching “Flying Fish Chill” in September, the first light flavored beer in South Africa.

Strong top-line growth, combined with synergy capture, resulted in EBITDA growth of 30.7% with margin expansion of 645 bps in 3Q17. In 9M17, our EBITDA grew by 23.6% with margin expansion of 502 bps.

China

Revenue in China grew by 4.6% in the quarter with continued premiumization driving revenue per hl growth of 4.8%, despite slightly lower volumes of 0.2%, which was driven by industry headwinds concentrated in the Northeastern and Southern provinces. Revenue for 9M17 grew by 7.4% with revenue per hl up 5.7% and volume growth of 1.6%.

Budweiser continued to excel in all brand health metrics, growing preference and penetration supported by occasion-focused pack innovation. Harbin Ice enjoyed high single digit volume growth, building on strong momentum in the first half, aided by the wheat-based Harbin Baipi innovation.

Our super premium portfolio, led by Corona, Hoegaarden, and Franziskaner, grew by high double-digits. These brands, with their unique brand characteristics and positioning, continue to exhibit strong growth among LDA mixed gender consumers in high end outlets and premium occasions. They are also driving further margin expansion, with gross margins of approximately 10 times those of core brands in China.

EBITDA grew by 12.0% in 3Q17, with margin expansion of 193 bps to 29.0%. This is a result of strong top-line growth combined with effective cost management. In 9M17, EBITDA was up 22.8% with margin expansion of over 400 bps to 32.6%.

Highlights from our other markets

Canada experienced a challenging third quarter due to a softer beer industry leading to a low single digit volume decline. Market share performance continues to be solid, with Bud Light accelerating momentum and continued growth in the high end segment, with both our craft portfolio and Stella Artois gaining share. We have also achieved the leadership position in the cider market, which continues to grow by double-digits, and are seeing strong performance in our ready-to-drink innovations.

Peru delivered revenue growth of 5.4% with volumes up 1.0%, driven by commercial initiatives and growth within both the beer and non-beer categories. Ecuador also recorded revenue growth of 11.9% and volume growth of 6.5% in the quarter as a result of top-line initiatives including the launch of global brands, as well as cycling a favorable comparable after the earthquake in April 2016.

Argentina delivered double-digit beer volume growth, with enhanced commercial initiatives continuing to drive good results for both our core and premium portfolio. We also gained share of total alcohol this quarter through successful targeting of the in-home consumption occasion.

Within EMEA, we had another solid quarter in Western Europe, achieving market share gains in most of our markets. The UK continued to deliver double-digit top-line growth, resulting from a strong commercial performance. In Eastern Europe, revenues declined by low single digits driven by the ongoing headwind

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of the large PET ban in Russia. However, our global and premium brands continue their strong growth. In Africa excluding South Africa, own beer volumes grew in the mid-teens, fueled by good growth in Nigeria, Tanzania, Uganda, Mozambique and Zambia.

Australia continues to see a strong performance, led by the Great Northern franchise, our number one brand in Australia in 3Q17. We also became the number one cider player in Australia for the past twelve months, driven by the growth of Pure Blonde Cider and Mercury Hard Cider. We continue to grow our Craft portfolio, including the newly acquired 4 Pines based in New South Wales. Our global brands continue to perform well, with increased penetration and distribution across the country. However, revenues declined by mid-single digits this quarter, with volumes down by high single digits, due to the change of control impact of the legacy AB InBev portfolio, which led to a difficult comparable in 3Q16. We expect this impact to normalize in 4Q17. Revenue per hl increased by mid-single digits in the quarter.

2017 OUTLOOK

(i)

Top-line: While recognizing the increased volatility in some of our key markets, we expect to accelerate total revenue growth in FY17, driven by the solid growth of our global brands and strong commercial plans, including revenue management initiatives.

(ii)	Cost of Sales: We expect CoS per hl to increase by low single digits on a constant geographic basis, despite unfavorable foreign exchange transactional impacts, and growth in our premium brands.

(iii)	Selling, General and Administrative Expenses: We expect SG&A to remain broadly flat, as we will continue to find savings in overhead to invest behind our brands.

(iv)

Synergies: We are updating our 2.8 billion USD synergy and cost savings expectation to 3.2 billion USD on a constant currency basis as of August 2016. From this total, 547 million USD was reported by SAB as of 31 March 2016, and 1 205 million USD was captured between 1 April 2016 and                  30 September 2017. The balance of approximately 1.45 billion USD is expected to be captured in the next three years.

The breakdown of our revised synergy guidance is as follows:

•	Procurement & Engineering Savings – 29% (previously 25%)
•	Brewery & Distribution Efficiencies – 19% (previously 25%)
•	Corporate Headquarter/Overlapping Regional Headquarters – 18% (previously 20%)
•	Best Practice Sharing – 34% (previously 30%)

We are also updating the estimated one-off cash costs required to deliver the synergies to 1.0 billion USD, an increase of 100 million USD, to be incurred in the first three years of integration.

(v)

Net Finance Costs: We expect the average rate of interest on net debt in FY17 to be in the range of 3.5% to 4.0%. Net pension interest expenses and accretion expenses are expected to be approximately 30 and 150 million USD per quarter, respectively. Other financial results will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs.

(vi)

Effective Tax Rate (ETR): We expect the normalized ETR in FY17 to be in the range of 22% to 24%, excluding any future gains and losses relating to the hedging of our share based programs. This guidance continues to include the impact of the change in country mix following the

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combination with SAB and the expected tax consequences of the funding of the combination. At this point, we expect to be at the lower end of this range.

(vii)	Net Capital Expenditure: We expect net capital expenditure of approximately 3.7 billion USD in FY17.

(viii)	Debt: Approximately one third of our gross debt is denominated in currencies other than the USD, principally the Euro. Our optimal capital structure remains a net debt to EBITDA ratio of around 2x.

(ix)	Dividends: We continue to expect dividends to be a growing flow over time, although growth in the short term is expected to be modest given the importance of deleveraging.

CONSOLIDATED INCOME STATEMENT

Figure 3. Consolidated income statement (million USD)
	3Q16	3Q16	3Q17	Organic
	Reported	Reference Base		growth
Revenue	11 109	14 210	14 740	3.6%
Cost of sales	-4 393	-5 698	-5 546	1.9%
Gross profit	6 716	8 511	9 194	7.1%
SG&A	-3 649	-4 716	-4 652	3.4%
Other operating income/(expenses)	147	200	139	-34.4%
Normalized profit from operations (normalized EBIT)	3 214	3 995	4 681	17.6%
Non-recurring items above EBIT	-138		-173
Net finance income/(cost)	-1 226		-1 135
Non-recurring net finance income/(cost)	- 678		177
Share of results of associates	3		88
Income tax expense	- 225		-1 494
Profit from continuing operations	950		2 144
Discontinued operations results	-		-
Profit	950		2 144
Profit attributable to non-controlling interest	394		89
Profit attributable to equity holders of AB InBev	557		2 055

Normalized EBITDA	4 032	5 039	5 733	13.8%
Normalized profit attributable to equity
holders of AB InBev	1 363		2 582

	9M16	9M16	9M17	Organic
	Reported	Reference Base		growth
Revenue	31 315	39 736	41 844	4.1%
Cost of sales	-12 395	-15 764	-16 220	-2.0%
Gross profit	18 920	23 973	25 624	5.4%
SG&A	-10 360	-13 291	-13 431	2.0%
Other operating income/(expenses)	569	692	547	-16.2%
Normalized profit from operations (normalized EBIT)	9 129	11 374	12 741	13.0%
Non-recurring items above EBIT	- 276		- 460
Net finance income/(cost)	-3 171		-4 255
Non-recurring net finance income/(cost)	-2 846		- 34
Share of results of associates	5		213
Income tax expense	-1 059		-2 487
Profit from continuing operations	1 780		5 716
Discontinued operations results	-		28
Profit	1 780		5 745
Profit attributable to non-controlling interest	938		782
Profit attributable to equity holders of AB InBev	842		4 963

Normalized EBITDA	11 505	14 385	15 895	10.7%
Normalized profit attributable to equity
holders of AB InBev	3 934		5 913

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Revenue

Consolidated revenue grew by 3.6% in 3Q17, with revenue per hl growth of 5.0%, driven by our revenue management and premiumization initiatives. On a constant geographic basis, revenue per hl grew by 5.4%. In 9M17, revenue grew by 4.1%, with revenue per hl growth of 4.5% on an organic basis and 4.6% on a constant geographic basis.

Cost of Sales (CoS)

Total CoS decreased by 1.9%, and by 0.5% on a per hl basis in 3Q17. This decrease was driven by synergy capture as well as favorable transactional foreign exchange impacts. On a constant geographic basis, CoS per hl was flat. In 9M17, total CoS increased by 2.0%, by 2.5% on a per hl basis and by 2.8% per hl on a constant geographic basis.

Selling, General and Administrative Costs (SG&A)

SG&A declined by 3.4%, reflecting strong cost discipline combined with good synergy capture. In 9M17, SG&A declined by 2.0%.

Other operating income/(expenses)

Other operating income decreased organically by 34.4% to 139 million USD in 3Q17 as government grants received in the previous year in Brazil were not repeated. Other operating income decreased by 16.2% to 547 million USD in 9M17.

Non-recurring items above EBIT

Figure 4. Non-recurring items above EBIT (million USD)
	3Q16	3Q17	9M16	9M17
Restructuring	- 29	- 119	- 92	- 407
Acquisition costs / Business combinations	- 105	- 18	- 183	- 43
Business and asset disposal (including impairment losses)	- 4	- 36	- 2	- 10
Impact on profit from operations	- 138	- 173	- 276	- 460

Normalized profit from operations excludes negative non-recurring items of 173 million USD in 3Q17, primarily related to the one-off restructuring costs related to the SAB integration.
Figure 5. Net finance income/(cost) (million USD)
	3Q16	3Q17	9M16	9M17
Net interest expense	- 881	- 999	-2 428	-3 056
Net interest on net defined benefit liabilities	- 24	- 27	- 83	- 82
Accretion expense	- 143	- 149	- 406	- 452
Other financial results	- 178	40	- 254	- 665
Net finance income/(cost)	-1 226	-1 135	-3 171	-4 255

Net finance costs (excluding non-recurring net finance costs) were 1 135 million USD in 3Q17 compared to 1 226 million USD in 3Q16. Net interest expense increased from 881 million USD to 999 million USD. Other financial results are negatively impacted by foreign exchange losses offset by a mark-to-market gain of 240 million USD in 3Q17, linked to the hedging of our share-based payment programs, compared to a loss of 57 million USD in 3Q16.

Net finance costs in 9M17 were 4 255 million USD compared to 3 171 million USD in 9M16. This increase in net finance costs was driven primarily by additional debt related to the SAB combination and interest expenses on the legacy SAB debt. Other finance results in 9M17 were negatively impacted by foreign exchange losses partially offset by a positive mark-to-market adjustment of 105 million USD, linked to the hedging of our share-based payment programs, compared to a gain of 249 million USD in 9M16.

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The number of shares covered by the hedging of our share-based payment programs, and the opening and closing share prices, are shown in figure 6 below.

Figure 6. Share-based payment hedge
	3Q16	3Q17	9M16	9M17
Share price at the start of the period (Euro)	117.60	96.71	114.40	100.55
Share price at the end of the period (Euro)	116.60	101.30	116.60	101.30
Number of equity derivative instruments at the end of the period (millions)	44.2	46.9	44.2	46.9

Non-recurring net finance income/(cost)

Figure 7. Non-recurring net finance income/(cost) (million USD)
	3Q16	3Q17	9M16	9M17
Mark-to-market (Grupo Modelo deferred share instrument)	- 22	113	124	42
Mark-to-market (Portion of the FX hedging of the purchase price of the combination with SABMiller that did not qualify for hedge accounting)	- 594	-	-2 959	-
Other mark-to-market	- 17	109	276	40
Other	- 45	- 45	- 287	- 116
Non-recurring net finance income/(cost)	- 678	177	-2 846	- 34

Non-recurring net finance income was 177 million USD in 3Q17 compared to a cost of 678 million USD in 3Q16. Non-recurring net finance costs in 3Q16 included a negative mark-to-market adjustment of 594 million USD, related to the portion of the FX hedging of the purchase price of the combination with SAB that did not qualify for hedge accounting under IFRS rules.

The 3Q17 result includes a positive mark-to-market adjustment on our non-recurring equity derivatives related to the hedging of the deferred share instrument in connection with the Grupo Modelo combination and the restricted share instrument in connection with the SAB combination. The number of shares covered by the respective hedgings are shown in figure 8, together with the opening and closing share prices.

Figure 8. Non-recurring equity derivative instruments
	3Q16	3Q17	9M16	9M17
Share price at the start of the period (Euro)	117.60	96.71	114.40	100.55
Share price at the end of the period (Euro)	116.60	101.30	116.60	101.30
Number of equity derivative instruments at the end of the period (millions)	38.1	45.5	38.1	45.5

Figure 9. Income tax expense (million USD)
	3Q16	3Q17	9M16	9M17
Income tax expense	225	1 494	1 059	2 487
Effective tax rate	19.2%	42.1%	37.4%	31.1%
Normalized effective tax rate	11.7%	16.7%	18.2%	19.1%

The normalized effective tax rate reached 16.7% in 3Q17 compared to 11.7% in 3Q16.

The effective tax rate was 42.1% in 3Q17 compared to 19.2% in 3Q16. The increase results from Ambev and certain of its subsidiaries joining the Brazilian Tax Regularization Program in September 2017 whereby Ambev committed to pay some tax contingencies that were under dispute, totaling 3.5 billion BRL (1.1 billion USD), with 1.0 billion BRL (0.3 billion USD) to be paid this year. The remaining amount is payable in 145 monthly installments beginning in January 2018, plus interest. Within these contingencies, a dispute related to presumed taxation at Ambev’s subsidiary CRBs was not provided for until 3Q17 as the loss was previously assessed as possible. The total amount recognized as non-recurring is 3.1 billion BRL (1.0 billion USD) of which 3.0 billion BRL (0.9 billion USD) is reported as income tax and 141 million BRL (44 million USD) is reported as net finance cost.

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Figure 10. Normalized Profit attribution to equity holders of AB InBev (million USD)
	3Q16	3Q17	9M16	9M17
Profit attributable to equity holders of AB InBev	557	2 055	842	4 963
Non-recurring items, after taxes, attributable to equity holders of AB InBev	128	704	246	944
Non-recurring finance (income)/cost, after taxes, attributable to equity holders of AB InBev	678	- 177	2 846	34
Discontinued operations results	-	-	-	- 28
Normalized profit attributable to equity holders of AB InBev	1 363	2 582	3 934	5 913
Normalized and Basic EPS
Figure 11. Earnings per share (USD)
	3Q16	3Q17	9M16	9M17
Basic earnings per share	0.34	1.04	0.51	2.52
Non-recurring items, after taxes, attributable to equity holder of AB InBev, per share	0.08	0.36	0.15	0.48
Non-recurring finance (income)/cost, after taxes, attributable to equity holders of AB InBev, per share	0.41	-0.09	1.73	0.02
Discontinued operations results, per share	-	-	-	-0.01
Normalized earnings per share	0.83	1.31	2.40	3.00

Normalized earnings per share (EPS) increased from 0.83 USD in 3Q16 to 1.31 USD in 3Q17, primarily driven by the increase in profit and partially offset by a higher number of shares.

Basic earnings per share increased from 0.34 USD in 3Q16 to 1.04 USD in 3Q17. The 3Q17 basic earnings per share is negatively impacted by the non-recurring taxes accrued by Ambev when it joined the Brazilian Tax Regularization Program. The 3Q16 basic earnings per share were negatively impacted by losses on hedges related to the SAB combination that did not qualify for hedge accounting.

Figure 12. Key components - Normalized Earnings per share in USD
	3Q16	3Q17	9M16	9M17
Normalized EBIT	1.96	2.85	5.56	7.76
Mark-to-market (Hedging of our share-based payment programs)	-0.04	0.14	0.15	0.06
Pre-funding of SAB transaction	-0.28	-	-0.74	-
Net finance cost	-0.42	-0.83	-1.34	-2.65
Income tax expense	-0.14	-0.36	-0.66	-0.99
Associates & non-controlling interest	-0.25	-0.23	-0.57	-0.58
Share dilution	-	-0.26	-	-0.60
Normalized EPS	0.83	1.31	2.40	3.00

Note: 9M16 and 9M17 before dilution calculated based upon weighted average number of shares per 9M16 of 1 641 million shares.

EPS after dilution based upon weighted average number of shares per 9M17 of 1 970 million shares.

Reconciliation between profit attributable to equity holders and normalized EBITDA

Figure 13. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)
	3Q16	3Q17	9M16	9M17
	Reported		Reported
Profit attributable to equity holders of AB InBev	557	2 055	842	4 963
Non-controlling interests	394	89	938	782
Profit	950	2 144	1 780	5 745
Discontinued operations results	-	-	-	- 28
Profit from continuing operations	950	2 144	1 780	5 716
Income tax expense	225	1 494	1 059	2 487
Share of result of associates	- 3	- 88	- 5	- 213
Net finance (income)/cost	1 226	1 135	3 171	4 255
Non-recurring net finance (income)/cost	678	- 177	2 846	34
Non-recurring items above EBIT (incl. non-recurring impairment)	138	173	276	460
Normalized EBIT	3 214	4 681	9 129	12 741
Depreciation, amortization and impairment	818	1 052	2 377	3 154
Normalized EBITDA	4 032	5 733	11 505	15 895

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

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Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) discontinued operations results; (iii) income tax expense; (iv) share of results of associates; (v) net finance cost; (vi) non-recurring net finance cost; (vii) non-recurring items above EBIT (including non-recurring impairment); and (viii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

INTERIM DIVIDEND

The AB InBev board has approved an interim dividend of 1.60 EUR per share for the fiscal year 2017.

	Ex-coupon date	Record Date	Payment Date
Euronext: ABI	14 November 2017	15 November 2017	16 November 2017
MEXBOL: ANB	14 November 2017	15 November 2017	16 November 2017
JSE: ANH	15 November 2017	17 November 2017	20 November 2017
NYSE: BUD (ADR Program)	14 November 2017	15 November 2017	07 December 2017
Restricted Shares	14 November 2017	15 November 2017	16 November 2017

RECENT EVENTS

1. Extension of 9.0 billion USD revolving credit facility

We extended our 9.0 billion USD revolving credit facility by two years, effective on 3 October 2017. The new maturity date of the facility is 30 August 2022.

2. Completion of Coca-Cola Beverages Africa disposal

On 4 October 2017, we announced that the transition of our 54.5% equity stake in Coca-Cola Beverages Africa (Pty) Ltd (“CCBA”) for 3.15 billion USD, after customary adjustments, as announced on 21 December 2016, has now been completed.

CCBA, the largest Coca-Cola bottler in Africa, was formed in 2016 through the combination of the African non-alcohol ready-to-drink bottling interests of former SABMiller plc, The Coca-Cola Company and Gutsche Family Investments. It includes the countries of South Africa, Namibia, Kenya, Uganda, Tanzania, Ethiopia, Mozambique, Ghana, Mayotte, and Comoros.

Following completion, CCBA will remain subject to the agreement reached with the South African Government and the South African Competition Authorities on several conditions, all of which were previously announced.

In addition, the companies continue to work towards finalizing the terms and conditions of the agreement for The Coca-Cola Company to acquire our interest in, or the bottling operations of, our businesses in Zambia, Zimbabwe, Botswana, Swaziland, Lesotho, El Salvador, and Honduras. These transactions are subject to the relevant regulatory and shareholder approvals in the different jurisdictions.

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3. Early redemption of notes

On 11 October 2017, we announced that we are exercising our respective options to redeem in full the entire outstanding principal amount of the following series of notes on 10 November 2017:

Issuer	Title of series of notes	Aggregate principal amount (Million USD)
Anheuser-Busch InBev Finance	1.25% Notes due 2018	1 000
Anheuser-Busch InBev Worldwide	6.50% Notes due 2018	627
Anheuser-Busch Companies	4.50% Notes due 2018	200
Anheuser-Busch Companies	5.50% Notes due 2018	500
ABI SAB Group Holding Limited	6.50% Notes due 2018	73

The total principal amount of the notes that will be retired is approximately 2.4 billion USD and the redemption of the notes will be financed with cash.

NOTES

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business.

All references per hectoliter (per hl) exclude US non-beer activities. To eliminate the effect of geography mix, i.e. the impact of stronger volume growth coming from countries with lower revenue per hl, and lower Cost of Sales per hl, we are also presenting, where specified, organic growth per hectoliter figures on a constant geographic basis. When we make estimations on a constant geographic basis, we assume each country in which we operate accounts for the same percentage of our global volume as in the same period of the previous year.

Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-recurring items and discontinued operations. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. The results of the CEE business are presented as “discontinued operations result” until their disposal on 31 March 2017. Values in the figures and annexes may not add up, due to rounding.

Given the transformational nature of the transaction with SAB that closed on 10 October 2016, and to facilitate the understanding of AB InBev’s underlying performance, AB InBev has updated its 3Q16 and 9M16 segment reporting for purposes of this results announcement and internal review by senior management. This presentation (referred to as the “Reference Base”) includes, for comparative purposes, the results of the SAB business as if the combination had taken place at the beginning of 4Q15, but excluding the results of (i) those business sold since the combination was completed, including the joint venture stakes in MillerCoors and CR Snow, and the sale of the Peroni, Grolsch and Meantime brands and associated businesses in Italy, the Netherlands, the UK and internationally and (ii) the Central and Eastern Europe business and the stake in Distell. The changes, effective 1 October 2016, include the former SAB geographies. Colombia, Peru, Ecuador, Honduras and El Salvador are reported together with Mexico as Latin America West, Panama is reported within Latin America North, Africa is reported together with Europe as EMEA, and Australia, India and Vietnam are reported within APAC.

3Q17 and 9M17 EPS is based upon a weighted average of 1 970 million shares compared to a weighted average of 1 641 million shares for 3Q16 and 9M16.

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Legal Disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, among other things, statements relating to AB InBev’s business combination with SAB and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the ability to realize synergies from the business combination with SAB, the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 22 March 2017. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev or SAB have made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The 2016 Reference Base information is based in part on certain assumptions that AB InBev believes are reasonable under the circumstances. The 2016 Reference Base information is presented for illustrative purposes only and does not necessarily reflect the results of operations or the financial position of the combined former AB InBev and SAB groups that would have resulted had the combination occurred on 8 October 2015, or project the results of operations or financial position of the combined group for any future date or period. The 2016 Reference Base information is not pro forma financial information, and has not been prepared in accordance with Article 11 of Regulation S-X promulgated by the U.S. Securities and Exchange Commission. It is therefore not consistent in terms of content and presentation with pro forma financial information that has been or will be included in reports filed under Sections 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended.

The third quarter 2017 (3Q17) and nine months (9M17) financial data set out in Figure 1 (except for the volume information), Figures 3 to 5, 7, 9 to 11 and 13 of this press release have been extracted from the group’s unaudited condensed consolidated interim financial statements as of and for the nine months ended 30 September 2017, which have been reviewed by our statutory auditors Deloitte Bedrijfsrevisoren BCVBA in accordance with the standards of the Public Company Accounting Oversight Board (United States). The auditors concluded that, based on their review, nothing had come to their attention that caused them to believe that those interim financial statements were not prepared fairly, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”, as issued by the IASB and as adopted by the European Union. Financial data included in Figures 6, 8 and 12 have been extracted from the underlying accounting records as of and for the nine months ended 30 September 2017 (except for the volume information).

CONFERENCE CALL AND WEBCAST

Investor Conference call and Webcast on Thursday, 26 October 2017:

3.00pm Brussels / 2.00pm London / 9.00am New York

Registration details

Webcast (listen-only mode)

http://bit.ly/2gkWe2P

Conference call (with interactive Q&A)

http://bit.ly/2uGfb9e

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ANHEUSER-BUSCH INBEV CONTACTS

Media	Investors
Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Henry Rudd Tel: +1-212-503-2890 E-mail: henry.rudd@ab-inbev.com
Aimee Baxter Tel: +1-718-650-4003 E-mail: aimee.baxter@ab-inbev.com	Mariusz Jamka Tel: +32 (0)16 276 888 E-mail: mariusz.jamka@ab-inbev.com
Peter Dercon Tel: +32 (0)16 276 823 E-mail: peter.dercon@ab-inbev.com	Lauren Abbott Tel: +1-212-573-9287 E-mail: lauren.abbott@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Chernigivske®, Cristal®, Harbin®, Jupiler®, Klinskoye®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, Sibirskaya Korona® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 200 000 employees based in more than 50 countries worldwide. For 2016, AB InBev’s reported revenue was 45.5 billion USD (excluding JVs and associates).

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Annex 1
AB InBev Worldwide	3Q16	Scope	Currency	Organic	3Q17	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	162 944	100	-	-2 000	161 045	-1.2%
of which AB InBev own beer	134 913	- 200	-	-1 987	132 725	-1.5%
Revenue	14 210	- 121	151	500	14 740	3.6%
Cost of sales	-5 698	98	- 50	105	-5 546	1.9%
Gross profit	8 511	-22	100	604	9 194	7.1%
SG&A	-4 716	- 35	- 63	162	-4 652	3.4%
Other operating income/(expenses)	200	7	3	- 71	139	-34.4%
Normalized EBIT	3 995	- 50	41	695	4 681	17.6%
Normalized EBITDA	5 039	- 49	52	691	5 733	13.8%
Normalized EBITDA margin	35.5%				38.9%	353 bps

North America	3Q16	Scope	Currency	Organic	3Q17	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	31 912	137	-	-1 939	30 109	-6.1%
Revenue	4 287	43	16	- 226	4 120	-5.3%
Cost of sales	-1 579	- 26	- 5	110	-1 500	7.0%
Gross profit	2 709	16	11	- 116	2 621	-4.3%
SG&A	-1 183	- 15	- 6	90	-1 115	7.6%
Other operating income/(expenses)	10	-	-	- 7	3	-72.4%
Normalized EBIT	1 536	1	5	- 34	1 508	-2.2%
Normalized EBITDA	1 741	3	6	- 25	1 724	-1.4%
Normalized EBITDA margin	40.6%				41.8%	164 bps

Latin America West	3Q16	Scope	Currency	Organic	3Q17	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	27 152	- 21	-	881	28 012	3.2%
Revenue	2 161	-	47	193	2 400	8.9%
Cost of sales	- 642	-	-14	4	- 652	0.6%
Gross profit	1 518	1	33	196	1 748	12.9%
SG&A	- 705	- 11	-17	- 30	- 764	-4.2%
Other operating income/(expenses)	22	6	1	- 33	- 3	-
Normalized EBIT	835	- 5	17	133	981	16.1%
Normalized EBITDA	991	- 4	21	129	1 137	13.1%
Normalized EBITDA margin	45.9%				47.4%	173 bps

Latin America North	3Q16	Scope	Currency	Organic	3Q17	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	28 947	6	-	-1 010	27 943	-3.5%
Revenue	2 081	- 1	29	167	2 276	8.0%
Cost of sales	- 881	-	- 9	- 25	- 916	-2.8%
Gross profit	1 198	-	20	142	1 360	11.8%
SG&A	- 715	- 14	- 11	4	- 736	0.5%
Other operating income/(expenses)	95	- 1	- 1	- 20	74	-20.8%
Normalized EBIT	579	- 14	8	126	698	22.2%
Normalized EBITDA	782	- 14	10	128	906	16.7%
Normalized EBITDA margin	37.6%				39.8%	298 bps

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Annex 1
Latin America South	3Q16	Scope	Currency	Organic	3Q17	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	7 478	-	-	333	7 811	4.5%
Revenue	677	-	- 62	150	764	22.1%
Cost of sales	- 225	- 1	22	- 83	- 287	-36.9%
Gross profit	451	-	- 40	67	478	14.8%
SG&A	- 173	-	15	- 17	- 175	-10.1%
Other operating income/(expenses)	7	-	-	- 4	2	-64.4%
Normalized EBIT	287	- 2	- 25	45	305	15.8%
Normalized EBITDA	332	- 1	- 30	57	359	17.3%
Normalized EBITDA margin	49.1%				46.9%	-193 bps

EMEA	3Q16	Scope	Currency	Organic	3Q17	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	35 898	240	-	- 310	35 828	-0.9%
of which AB InBev own beer	22 545	244	-	- 114	22 675	-0.5%
Revenue	2 648	- 5	114	119	2 876	4.5%
Cost of sales	-1 213	- 10	- 43	16	-1 250	1.3%
Gross profit	1 435	- 14	70	135	1 626	9.5%
SG&A	- 857	5	- 39	- 14	- 905	-1.7%
Other operating income/(expenses)	8	-	-	25	33	-
Normalized EBIT	586	- 9	32	146	755	25.4%
Normalized EBITDA	778	- 8	38	160	969	20.8%
Normalized EBITDA margin	29.4%				33.7%	454 bps

Asia Pacific	3Q16	Scope	Currency	Organic	3Q17	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	31 103	- 91	-	24	31 037	0.1%
Revenue	2 107	11	7	97	2 221	4.6%
Cost of sales	- 911	- 10	- 2	53	- 870	5.8%
Gross profit	1 196	1	4	150	1 351	12.5%
SG&A	- 747	- 15	1	2	- 759	0.3%
Other operating income/(expenses)	41	-	1	- 22	20	-52.3%
Normalized EBIT	490	- 14	6	130	612	27.3%
Normalized EBITDA	668	- 15	8	95	755	14.4%
Normalized EBITDA margin	31.7%				34.0%	293 bps

Global Export and Holding	3Q16	Scope	Currency	Organic	3Q17	Organic
Companies	Reference Base		translation	growth		growth
Total volumes (thousand hls)	455	- 172	-	21	304	7.4%
Revenue	249	- 169	-	1	81	0.9%
Cost of sales	- 246	144	2	30	- 70	29.7%
Gross profit	2	- 24	2	31	10	-
SG&A	- 338	17	- 6	129	- 198	41.8%
Other operating income/(expenses)	18	-	2	- 11	10	-59.1%
Normalized EBIT	- 317	- 8	- 2	149	- 178	47.8%
Normalized EBITDA	- 256	- 8	-	147	- 117	58.7%

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Annex 2
	9M16	Scope	Currency	Organic	9M17	Organic
AB InBev Worldwide	Reference Base		translation	growth		growth
Total volumes (thousand hls)	456 441	11 339	-	-1 185	466 595	-0.3%
of which AB InBev own beer	381 022	- 527	-	442	380 938	0.1%
Revenue	39 736	88	429	1 590	41 844	4.1%
Cost of sales	-15 764	24	- 175	- 304	-16 220	-2.0%
Gross profit	23 973	111	254	1 286	25 624	5.4%
SG&A	-13 291	- 252	- 156	268	-13 431	2.0%
Other operating income/(expenses)	692	- 61	19	- 102	547	-16.2%
Normalized EBIT	11 374	- 203	117	1 452	12 741	13.0%
Normalized EBITDA	14 385	- 151	148	1 513	15 895	10.7%
Normalized EBITDA margin	36.2%				38.0%	230 bps

North America	9M16	Scope	Currency	Organic	9M17	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	90 351	348	-	-3 433	87 265	-3.8%
Revenue	12 082	119	3	- 298	11 906	-2.5%
Cost of sales	-4 481	- 77	- 1	172	-4 387	3.8%
Gross profit	7 601	42	2	- 126	7 520	-1.7%
SG&A	-3 383	- 46	- 1	141	-3 289	4.2%
Other operating income/(expenses)	41	-	-	- 19	22	-46.4%
Normalized EBIT	4 259	- 3	1	- 4	4 253	-0.1%
Normalized EBITDA	4 857	1	1	13	4 873	0.3%
Normalized EBITDA margin	40.2%				40.9%	113 bps

Latin America West	9M16	Scope	Currency	Organic	9M17	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	79 686	- 71	-	1 585	81 200	2.0%
Revenue	6 284	- 1	- 58	435	6 660	6.9%
Cost of sales	-1 841	- 1	23	- 59	-1 878	-3.2%
Gross profit	4 443	- 1	- 35	376	4 782	8.5%
SG&A	-2 119	- 36	24	- 6	-2 136	-0.3%
Other operating income/(expenses)	100	- 60	- 1	- 9	31	-21.5%
Normalized EBIT	2 424	- 97	- 12	362	2 677	15.5%
Normalized EBITDA	2 894	- 95	- 17	353	3 135	12.6%
Normalized EBITDA margin	46.1%				47.1%	238 bps

Latin America North	9M16	Scope	Currency	Organic	9M17	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	85 869	1	-	-1 377	84 493	-1.6%
Revenue	5 901	-	570	171	6 641	2.9%
Cost of sales	-2 267	-	- 235	- 235	-2 736	-10.4%
Gross profit	3 634	-	335	- 65	3 905	-1.8%
SG&A	-1 938	- 32	- 192	16	-2 146	0.8%
Other operating income/(expenses)	286	- 1	23	- 76	232	-26.7%
Normalized EBIT	1 983	- 34	166	- 125	1 990	-6.4%
Normalized EBITDA	2 543	- 34	220	- 124	2 605	-4.9%
Normalized EBITDA margin	43.1%				39.2%	-323 bps

ab-inbev.com	18

Press Release Brussels / 26 October 2017 / 7.00am CET

Annex 2
Latin America South	9M16	Scope	Currency	Organic	9M17	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	22 297	-	-	1 333	23 630	6.0%
Revenue	1 908	-	- 148	527	2 287	27.6%
Cost of sales	- 639	-	48	- 262	- 853	-41.0%
Gross profit	1 268	1	- 100	265	1 434	20.9%
SG&A	- 495	- 3	39	- 109	- 569	-22.0%
Other operating income/(expenses)	10	- 1	-	-4	5	-47.5%
Normalized EBIT	784	- 4	- 62	151	870	19.4%
Normalized EBITDA	917	- 4	- 72	183	1 025	20.1%
Normalized EBITDA margin	48.1%				44.8%	-284 bps

EMEA	9M16	Scope	Currency	Organic	9M17	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	93 617	11 681	-	156	105 454	0.2%
of which AB InBev own beer	63 621	708	-	947	65 277	1.5%
Revenue	6 789	657	137	438	8 022	6.5%
Cost of sales	-3 061	- 473	- 52	- 70	-3 656	-2.3%
Gross profit	3 729	183	85	369	4 366	10.0%
SG&A	-2 283	- 178	- 57	- 87	-2 605	-3.8%
Other operating income/(expenses)	14	1	3	57	75	-
Normalized EBIT	1 460	6	31	339	1 836	23.6%
Normalized EBITDA	1 987	62	36	373	2 458	19.0%
Normalized EBITDA margin	29.3%				30.6%	340 bps

Asia Pacific	9M16	Scope	Currency	Organic	9M17	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	83 265	- 111	-	450	83 605	0.5%
Revenue	5 765	39	- 74	348	6 077	6.0%
Cost of sales	-2 597	- 33	42	88	-2 500	3.4%
Gross profit	3 168	5	- 32	436	3 577	13.8%
SG&A	-2 029	- 33	31	23	-2 008	1.1%
Other operating income/(expenses)	167	-	- 3	- 63	102	-37.4%
Normalized EBIT	1 306	- 27	- 4	397	1 671	31.0%
Normalized EBITDA	1 849	- 35	- 17	370	2 167	20.2%
Normalized EBITDA margin	32.1%				35.7%	425 bps

Global Export and Holding	9M16	Scope	Currency	Organic	9M17	Organic
Companies	Reference Base		translation	growth		growth
Total volumes (thousand hls)	1 357	- 509	-	101	948	11.9%
Revenue	1 006	- 724	-	- 30	251	-10.8%
Cost of sales	- 877	606	-	60	- 210	22.3%
Gross profit	129	- 118	-	30	41	-
SG&A	-1 043	75	-	290	- 678	30.6%
Other operating income/(expenses)	73	- 1	- 3	12	81	16.8%
Normalized EBIT	- 841	- 44	- 3	332	- 555	38.4%
Normalized EBITDA	- 663	- 45	- 3	344	- 367	50.0%

ab-inbev.com	19